DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Yvan-Claude Pierre yvan-claude.pierre@dlapiper.com T 212.335.4670 F 917.778.8670

December 1, 2010

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:	H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc.
Amendment No. 3 to Registration Statement on Form S-l
File No. 333-167626
Amendment No. 1 to Form 10-Q
for Fiscal Quarter Ended September 30, 2010
Filed November 18, 2010
File No. 001-15819

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comment letter, dated November 29, 2010, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement filed on December 1, 2010 (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement filed on November 18, 2010 (“Amendment No. 3”).  We have enclosed four (4) copies of a marked draft of the Registration Statement and two (2) copies of a clean draft of the Registration Statement with this letter.

This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) comments dated November 29, 2010.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

Amendment No. 3 to Registration Statement on, Form S-l

Third Party Data, page 2

1.
We note your response to comment 3 in our letter dated November 15, 2010 that you have supplementally provided accreditation stating you ranked as one of the top three gold jewelry manufacturers in China for both 2008 and 2009.  It does not appear that you have supplementally provided us with this accreditation.  Please advise.

Response: Pursuant to the Staff’s comment, we have supplementally provided the Staff with a copy of the accreditation from the China Gold Association as well as a translated version of the document.

Business, page 48

Our Strengths, page 49

2.
We note your response to comment 8 in our letter dated November 15, 2010 that you have supplementally provided us with both a corrected translated and executed Chinese version of the Cooperation Agreement.  It does not appear that you have supplementally provided us with these agreements.  Please advise.

Response: Pursuant to the Staff’s comment, we have supplementally provided the Staff with an executed version of the Cooperation Agreement as well as the translated copy of the document.

Director and Executive Officer Compensation, page 62

Employment Agreements, page 63

3.
We note your response to comment 10 in our letter dated November 15, 2010 as well as the Labor Contract and Supplemental Agreement filed as Exhibit 10.19.  We further note that Article 1 of the Supplemental Agreement provides for a term of employment from August 1, 2008 until October 28, 2010.  Please either provide a current employment agreement with Mr. Zhao or revise your disclosure accordingly.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the Supplemental Agreement that we previously filed as Exhibit 10.19 in response to comment 10 in the Staff’s letter dated November 15, 2010 was incorrectly filed; the actual executed version of the Supplemental Agreement provides for a term of employment from October 28, 2010 until October 28, 2013 not August 1, 2008 until October 28, 2010, but was inadvertently not filed. The Company hereby advises the Staff that we have refiled the correct version of Exhibit 10.19.

Exhibit Index, page II-9

4.
We note your response to comment 16 in our letter dated November 15, 2010 that you have updated and refiled your exhibits to ensure that all blanks have been appropriately filled in.  It does not appear that you have provided the penalty rates on page 3 of Part I of Exhibits 10.13, 10.14 and 10.15.  Please refile a complete version of these exhibits.

Response: Pursuant to the Staff’s comment, we have updated and refiled Exhibits 10.13, 10.14 and 10.15 to ensure that all blanks have been filled in appropriately so as to accurately reflect the underlying original agreements.

Form 10-Q/A for the Period Ended September 30, 2010

5.
We note that in the amendment to your Form 10-Q filed November 18, 2010 you have provided select portions of certain Items within the Form 10-Q/A but not the complete text of each impacted Item.  Since Exchange Act Rule 12b-15 requires you to set forth the complete text of each Item as amended, please amend your filing accordingly.

Response: Pursuant to the Staff’s comment, we have refiled the Form 10-Q for the period ended September 30, 2010, and in doing so, provided complete versions of each of the impacted Items.

If you have any questions, please contact the undersigned at 212.335.4670.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

*****

cc:	Mr. Zhihong Jia,Kingold Jewelry, Inc.
Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP
William Haddad, Esq., DLA Piper LLP (US)
Yang Juan, Grandall Legal Group (Beijing)